Filed by US BioEnergy Corporation pursuant to
Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Millennium Ethanol, LLC
Commission File No.: 333-144246
The following material relates to a presentation given by US BioEnergy on August 13, 2007.
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Power of the American Farmer August 2007

Forward-looking Statements
Additional Information
Our Vision
Our Strategic Milestones - from Concept to Reality
Operational Milestones
What Makes Us Different
Our Locations - 8 plants in 6 states
Equity Snapshot - NASDAQ: USBE

Forward-looking Statements Certain matters discussed in this presentation are "forward-looking statements." The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability. Forward-looking statements may include words like "believe," "anticipate," "target," "expect," "pro forma," "estimate," "intend," "guidance" or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although US BioEnergy Corporation believes that its expectations are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. Therefore, actual results could vary materially from what we expect. Please review our filings with the Securities and Exchange Commission, including Annual Report Form 10-K for the year ended December 31, 2006, for important risk factors that could cause results to differ materially from those in any such forward-looking statements. Any forward-looking statement speaks only as of the date such statement was made, and the company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement was made except as required by applicable laws or regulations.

Additional Information

Additional Information About the Millennium Ethanol Merger and Where to Find It

US BioEnergy and Millennium Ethanol, LLC have filed a definitive proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the proposed acquisition of Millennium Ethanol by US BioEnergy. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS AND ANY AMENDMENTS OR SUPPLEMENTS THERETO BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus and other relevant materials and any other documents filed by US BioEnergy or Millennium Ethanol with the SEC may be obtained free of charge at the SEC's website (http://www.sec.gov). In addition, investors may obtain free copies of the proxy statement/prospectus and other relevant materials and other documents filed with the SEC by US BioEnergy by directing a request to US BioEnergy Corporation, Attention: Investor Relations, at 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077, (651) 554-5491. Investors may obtain free copies of the proxy statement/prospectus and other relevant materials and other documents filed with the SEC by Millennium by directing a request to Millennium Ethanol, LLC, Attention: Steve Domm, at 44608 273rd St., Marion, South Dakota 57403, (605) 648-3941.

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Power of the American Farmer
© 2007 US BioEnergy Corporation. All Rights Reserved.
US BioEnergy

Our Vision Leverage the Power of the American Farmer to move our Nation closer to Energy Independence 1 Through Strategic Relationships, continue to Build and Acquire production capacity, maintaining our Industry Leadership Position 2 Utilize our strengths in Operations, Marketing and Management to Drive Efficient Operations 3 Build a Company for the Long Run that revitalizes the Heartland and delivers value to our Stakeholders 4

Our Strategic Milestones - from Concept to Reality Founders Invested in/financed multiple ethanol business Developed a Master Plan for US BioEnergy Founded the Company and began developing greenfield projects Acquired United Bio Energy (UBE) and established marketing and services businesses Acquired Superior Corn Products, LLC - US Bio Woodbury Raised $97 million equity Acquired Platte Valley and Ord Facilities Completed IPO with net proceeds of $149.7 million Brought 200 mmgy of new ethanol production on line Closed $477 million debt facility Announced Millennium Acquisition 2004 2005 2006 2007

Operational Milestones April 2006 September 2006 May 2007 November 2006 Q1 2008 Expected Production Acquired Platte Valley 50 mmgy Commenced Operations at Woodbury 100 mmgy Commenced Operations at Expanded Platte Valley 150 mmgy Commenced Operations at Albert City 250 mmgy Commenced Operations at Ord 300 mmgy Commence Operations at Marion* 400 mmgy Commence Operations at Hankinson 500 mmgy Commence Operations at Dyersville 600 mmgy Commence Operations at Janesville 700 mmgy Q2 2008 Q3 2008 * Pending Millennium Acquisition

What Makes Us Different Defined Growth Plan and Execution Proven Track Record in Plant Operations Industry Leading Team Industry leading Consolidator (Five acquisitions closed and successfully integrated, Millennium will be the sixth if approved.) 700 mmgy Funded and Underway Additional sites and Fagen slots to get to 1 bngy Leading Industry Relationships Experience Fagen - Plant Construction CHS - Infrastructure, Logistics & Marketing Local Farmers and Co-ops - Corn Origination Local Board - continued leadership at the local level

6 Our Locations - 8 plants in 6 states Platte Valley Fuel Ethanol (100 mmgy plant) Central City, NE 1 US Bio Hankinson (100 mmgy plant) Hankinson, ND 5 3 US Bio Albert City (100 mmgy plant) Albert City, IA US Bio Ord (50 mmgy plant) Ord, NE 4 US Bio Janesville (100 mmgy plant) Janesville, MN 7 US BioEnergy Corporate Brookings, SD B US BioEnergy Headquarters St. Paul, MN A US BioEnergy Services and Ingredients Wichita, KS C US Bio Woodbury (50 mmgy plant) Lake Odessa, MI 2 US Bio Dyersville (100 mmgy plant) Dyersville, IA In Operation Under Construction - Fagen has mobilized 3 1 7 B A C US BioEnergy Corporate Services and Ingredients Platte Valley Headquarters Woodbury Albert City Ord Hankinson Janesville 4 2 5 Dyersville 6 Pending Acquisition 8 8 Millennium Ethanol, LLC (100 mmgy plant) Marion, SD

Equity Snapshot - NASDAQ: USBE Share price (as of 8/10/07) $10.96 Shares outstanding 68.0 million Market capitalization $745 million Employees Approx. 300